FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 9, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Draft Resolutions on Issues

to be discussed at the Annual General Shareholders Meeting

Mobile TeleSystems Open Joint Stock Company

June 27, 2008

The first issue on the agenda:

Procedure for conducting the Annual General Shareholders Meeting.

Draft resolution:

1.                          Have the following person                                               elected Chairman of MTS OJSC Annual General Shareholders Meeting for conducting the meeting.

2.                          Voting results and resolutions adopted by MTS OJSC Annual General Shareholders Meeting related to issues on the agenda shall be announced at MTS OJSC Annual General Shareholders Meeting.

The second issue on the agenda:

Approval of MTS OJSC Annual Performance Report, MTS OJSC Annual Financial Statements, including Profit & Loss Statement, MTS OJSC Profit and Losses Distribution  based on 2007FY results (including payment of dividends).

Draft resolution:

Approve MTS OJSC Annual Performance Report for 2007, MTS OJSC Annual Financial Statements for 2007, MTS OJSC Profit & Loss Statement (Account) for 2007, the procedure for distribution of MTS OJSC profit, including annual dividends on MTS OJSC common registered shares that are determined in the amount of RUR14,84 per one common registered share in MTS OJSC with the par value of RUR 0.1 each. The total amount of annual dividends shall be RUR 29 580 959 887,92. Annual dividends shall be paid out in monetary facilities within a period specified by MTS OJSC Charter.

The third issue on the agenda:

Election of members of MTS OJSC Board of Directors.

Draft resolution:

Have the following persons elected members of the Board of Directors of Mobile TeleSystems Open Joint Stock Company:

1.               Abugov Anton Vladimirovich

2.               Buyanov Alexey Nickolayevich

3.               Gyani Mohanbir Singh

4.               Drozdov Sergey Alexeyevich

5.               Evtoushenkova Tatiana Vladimirovna

6.               Melamed Leonid Adolfovich

7.               Ostling Paul James

8.               Saveliev Vitaly Gennadievich

The forth issue on the agenda:

Election of members of MTS OJSC Auditing Commission.

Draft resolution:

Have the following persons elected members of MTS OJSC Audit Commission:

1.               Platoshin Vassily Vassilievich

2.               Popov Artem Evgenievich

3.               Tokun Michael Vladimirovich

The fifth issue on the agenda:

Approval of MTS OJSC Auditor for 2008.

Draft resolution:

Approve the auditing company Deloitte & Touche CIS CJSC (Location: 4/7 Vozdvizhenka St., Moscow, Russian Federation, OGRN 1027700425444) as MTS OJSC Auditor.

The sixth issue on the agenda:

Approval of the Rules and Regulations of Remunerations and Compensations Payable to MTS OJSC Board of Directors Members.

Draft resolution:

Approve the revised version of the Rules and Regulations of Remunerations and Compensations Payable to MTS OJSC Board of Directors Members.

The seventh issue on the agenda:

MTS OJSC reorganization by merger of Mobile Communication Systems Open Joint Stock Company into MTS OJSC and approval of the Agreement on Merger of Mobile Communication Systems OJSC into MTS OJSC.

Draft resolution:

Have MTS OJSC reorganized by merger into MTS OJSC of its subsidiary Mobile Communication Systems Open Joint Stock Company (Mobile Communication Systems OJSC, Location: 17, Martynov Boulevard, Omsk, 644010, Omsk Region, Russian Federation, OGRN 1025500973728), where MTS OJSC owns 100% of the placed shares, with the assignment of all rights and obligations of Mobile Communication Systems OJSC to MTS OJSC and termination of Mobile Communication Systems OJSC activity.

Due to the fact that MTS OJSC owns 100% of the placed shares in Mobile Communication Systems OJSC:

•                  The common registered shares in Mobile Communication Systems OJSC (the merging company) owned by MTS OJSC (the surviving company) shall not be converted into shares in MTS OJSC;

•                  All common registered shares in Mobile Communication Systems OJSC owned by MTS OJSC and not subject to conversion shall be redeemed at the date of the entry made in the Unified State Register of Legal Entities concerning the termination of the merging company, Mobile Communication Systems OJSC;

•                  The charter capital of MTS OJSC and the number and the par value of MTS OJSC shares shall not change in conjunction with the reorganization of MTS OJSC by merger of Mobile Communication Systems OJSC into MTS OJSC;

•                  A joint general meeting of MTS OJSC shareholders and Mobile Communication Systems OJSC shareholders shall not be held;

•                  A resolution amending the Charter of MTS OJSC to include information on the succession of MTS OJSC to the rights and liabilities of Mobile Communication Systems OJSC shall be adopted at MTS OJSC General Shareholders meeting and such resolution may be approved concurrently with the adoption by MTS OJSC General Shareholders meeting of the resolution on reorganization by merger and the resolution approving the Agreement on Merger;

•                  MTS OJSC President shall adopt a resolution on reorganization of Mobile Communication Systems OJSC, a resolution on approval by Mobile Communication Systems OJSC of the Agreement on the Merger of Mobile Communication Systems OJSC into MTS OJSC, and a resolution approving the Deed of Transfer of Mobile Communication Systems OJSC.

Entrust MTS OJSC President to take all necessary measures relating to merger of Mobile Communication Systems OJSC into MTS OJSC and notify the creditors of MTS OJSC of the decision on reorganization.

Approve the Agreement on Merger of Mobile Communication Systems OJSC into MTS OJSC.

The eighth issue on the agenda:

MTS OJSC reorganization by merger of BashCEL Close Joint Stock Company into MTS OJSC and approval of the Agreement on Merger of BashCEL CJSC into MTS OJSC.

Draft resolution:

Have MTS OJSC reorganized by merger into MTS OJSC of its subsidiary BashCEL Close Joint Stock Company (BashCEL CJSC, Location: 14, First Builders Street, Agidel, 452920, Republic of Bashkortostan, Russian Federation, OGRN 1020201436639), where MTS OJSC owns 100% of the placed shares, with the assignment of all rights and obligations of BashCEL CJSC to MTS OJSC and termination of BashCEL CJSC activity.

Due to the fact that MTS OJSC owns 100% of the placed shares in BashCEL CJSC:

•                  The common registered shares in BashCEL CJSC (the merging company) owned by MTS OJSC (the surviving company) shall not be converted into shares in MTS OJSC;

•                  All common registered shares in BashCEL CJSC owned by MTS OJSC and not subject to conversion shall be redeemed at the date of the entry made in the Unified State Register of Legal Entities concerning the termination of the merging company, BashCEL CJSC;

•                  The charter capital of MTS OJSC and the number and the par value of MTS OJSC shares shall not change in conjunction with the reorganization of MTS OJSC by merger of BashCEL CJSC into MTS OJSC;

•                  A joint general meeting of MTS OJSC shareholders and BashCEL CJSC shareholders shall not be held;

•                  A resolution amending the Charter of MTS OJSC to include information on the succession of MTS OJSC to the rights and liabilities of BashCEL CJSC shall be adopted at MTS OJSC General Shareholders meeting and such resolution may be approved concurrently with the adoption by MTS OJSC General Shareholders meeting of the resolution on reorganization by merger and the resolution approving the Agreement on Merger;

•                  MTS OJSC President shall adopt a resolution on reorganization of BashCEL CJSC, a resolution on approval by BashCEL CJSC of the Agreement on the Merger of BashCEL CJSC into MTS OJSC, and a resolution approving the Deed of Transfer of BashCEL CJSC.

Entrust MTS OJSC President to take all necessary measures relating to merger of BashCEL CJSC into MTS OJSC and notify the creditors of MTS OJSC of the decision on reorganization.

Approve the Agreement on Merger of BashCEL CJSC into MTS OJSC.

The ninth issue on the agenda:

Amending the Charter of MTS OJSC.

Draft resolution:

1.               Have supplements and amendments entered into the Charter of MTS OJSC concerning insertion into the Charter of MTS OJSC of the information related to the succession by MTS OJSC of all rights and liabilities of Mobile Communication Systems Open Joint Stock Company after the completion of the reorganization by merger of Mobile Communication Systems Open Joint Stock Company into Mobile TeleSystems Open Joint Stock Company.

2.               Have supplements and amendments entered into the Charter of MTS OJSC concerning insertion into the Charter of MTS OJSC of the information related to the succession by MTS OJSC of all rights and liabilities of BashCEL Close Joint Stock Company after the completion of the reorganization by merger of BashCEL Close Joint Stock Company into Mobile TeleSystems Open Joint Stock Company.

The tenth issue on the agenda:

Determination of the total number of MTS OJSC Board of Directors members.

Draft resolution:

Determine the total number of MTS OJSC Board of Directors members to be in the number of 9 (nine) persons.

To: Shareholders of

Mobile TeleSystems

Open Joint Stock Company

Notice

of Mobile TeleSystems Open Joint Stock Company

Annual General Shareholders Meeting

In compliance with the resolution of Mobile TeleSystems Open Joint Stock Company Board of Directors of April 14, 2008 (Minutes No.117), the shareholders of Mobile TeleSystems Open Joint Stock Company (hereinafter referred to as “MTS OJSC”) are hereby informed on convening MTS OJSC Annual General Shareholders Meeting.

Location of MTS OJSC: 4, Marksistskaya St., Moscow 109147, Russian Federation

Initiator of MTS OJSC Annual General Shareholders Meeting: MTS OJSC Board of Directors

Date of the meeting: June 27, 2008

Time of the meeting: 11:00 a.m. Moscow time

Place of the meeting: Hotel “NATIONAL”, 15/1, Mokhovaya St., Moscow, Russian Federation

Form of the meeting: meeting (joint personal presence)

Date of making a list of MTS OJSC shareholders entitled to participate in the Annual General Shareholders Meeting: May 08, 2008

The registration of shareholders (representatives of shareholders) for participation in the Annual General Shareholders Meeting will be held on June 27, 2008 from 9:00 a.m. Moscow time at the address: Hotel “NATIONAL”, 15/1, Mokhovaya St., Moscow, Russian Federation.

MTS OJSC shareholders are entitled to participate in the General Shareholders Meeting in person, or forward completed ballot forms to vote on agenda items to: OJSC Registrar NIKoil (MTS), 28, Tretya Ulitsa Yamskogo Polya, Moscow, 125124 or MTS OJSC, 4, Marksistskaya St., Moscow 109147, Russian Federation. The voting ballots received at least on June 24, 2008 will be taken into account, when ascertaining the presence of a quorum and summarizing voting results. In case the voting on agenda items is performed by successors or representatives of persons included in the list of persons entitled to participate in the MTS OJSC annual general shareholders meeting, the documents (or notarized copies thereof) confirming the powers of such successors or representatives shall be attached to the ballots forwarded by such persons.

To be registered in case of participation in person, a shareholder shall present an identification document as well as other documents confirming authority, if required: Power of Attorney and/or other documents in accordance with the current legislation.

The following issues have been placed on the agenda for MTS OJSC Annual General Shareholders Meeting:

1.               Procedure for conducting the Annual General Shareholders Meeting

2.               Approval of MTS OJSC Annual Report; annual financial statements of MTS OJSC, including the Profit and Loss Report of MTS OJSC; distribution of profit and losses of MTS OJSC based on 2007FY results (including payment of dividends)

3.               Election of  members of MTS OJSC Board of Directors

4.               Election of members of MTS OJSV Auditing Commission

5.               Approval of MTS OJSC auditor

6.               Approval of the Rules and Regulations of Remunerations and Compensations Payable to MTS OJSC Board of Directors Members

7.               Reorganization of MTS OJSC by merger with Mobile Communication Systems Open Joint Stock Company and approval of the Merger Agreement between MTS OJSC and Mobile Communication Systems OJSC

8.               Reorganization of MTS OJSC by merger with BashCELL Closed Joint Stock Company and approval of the Merger Agreement between MTS OJSC and BashCELL CJSC

9.               Amending the Charter of MTS OJSC

10.         Determination of the total number of MTS OJSC Board of Directors members.

MTS OJSC shareholders can get familiarized with and obtain copies of materials that must be provided to MTS OJSC shareholders in preparing MTS OJSC Annual General Shareholders Meeting in MTS OJSC office at: 4, Marksistskaya St., Moscow 109147, Russian Federation on business days from 8:30 a.m. to 5:30 p.m. Moscow time, from May 26, 2008 to June 27, 2008.

Materials to be submitted to shareholders in preparing MTS OJSC Annual General Shareholders Meeting, not confidential or proprietary in any way, can also be reviewed at MTS site in the Internet (www.mts.ru и www.mtsgsm.com).

Information relating to the right of MTS OJSC shareholders to claim buy-back of MTS OJSC held by them

In compliance with the Federal Law “On Joint Stock Companies”, MTS OJSC informs its shareholders that MTS OJSC shareholders who will vote against any of resolutions on reorganization of MTS OJSC by merger with Mobile TeleSystems OJSC and BashCELL (hereinafter, the resolution on reorganization) or not participate in voting on the agenda item relating to the reorganization, have the right to claim the buy-back of MTS OJSC shares held by them.

Buy-back price of MTS OJSC shares: MTS OJSC shareholders who will vote against the resolution on reorganization or not participate in voting on the agenda item relating to reorganization are entitled to claim the buy-back of MTS OJSC shares held by them at the buy-back price of MTS OJSC shares determined in the amount of                    (                  ) ruble per one registered common share with a par value of 0.1 ruble (or 10 kopecks) which corresponds with the market value of MTS OJSC shares. The buy-back price of MTS OJSC shares was approved by the resolution of MTS OJSC Board of Directors with participation of an independent appraiser.

Terms of and procedure for buy-back of shares from shareholders:

This Notice of Extraordinary General Meeting of MTS OJSC Shareholders addressed to shareholders includes information relating to the right of shareholders to claim the buy-back of shares in accordance with the current legislation, the price of and the procedure for buy-back.

MTS OJSC shareholder shall deliver a written demand on buy-back of shares held by him/her to MTS OJSC at the address: 5, bldg. 2 Vorontsovskaya St., Moscow 109147, Russian Federation, marked with “SHAREHOLDER”, with indication of place of residence (location) of the shareholder and amount of shares, the buy-back of which he/she claims.

The signature of a shareholder, both a natural person and his/her representative, on the demand on buy-back of shares, or on the withdrawal of the said demand, shall be notarized or certified by the Company’s Registrar.

Shareholders’ demands relating to buy-back by MTS OJSC of shares held by them shall be presented to MTS OJSC at least 45 days after the date of approval by MTS OJSC Annual General Shareholders Meeting of the resolution on MTS OJSC reorganization, i.e. not later than on August 11, 2008. The demands received in the Company after the specified deadline, or containing misleading or incomplete information, shall not be accepted for review. A shareholder may not withdraw (change) his/her demand on buy-back of shares after the expiration of the 45-day period.

A shareholder may not make any transactions, related to carve-out or charge of shares, with third parties, from the moment of receiving by the company of shareholder’s demand to buy back shares hold by him/her up to the date of making an entry in the register of the company shareholders regarding the transfer of title to shares to the Company, or the date of withdrawal of demand to buy back these shares; the register of the company shall make corresponding entry in the register of the company shareholders.

Upon expiration of the mentioned time period (45 days from the date of approval by the General Shareholders Meeting of the resolution on reorganization) MTS OJSC, within 30 days, shall buy back shares from shareholders who have claimed the buy-back.

Shares subject to buy-back shall be paid without cash transfer, by crediting the bay-back amount to the account specified by the shareholder in his/her demand.

If the rights to shares are recorded by a nominee shareholder, the shareholder’s demand shall be attached by a DEPO account statement, with specification of the total number of securities recorded at his/her DEPO account, and the number of shares to be bought back, with respect to which transactions were blocked.

The list of shareholders entitled to claim the buy-back by MTS OJSC of shares held by them was made as of May 8, 2008.

The aggregate amount of funds allocated by MTS OJSC for the buy-back shares shall not exceed 10 percent of MTS OJSC net asset value as of the date of the resolution which led to creation of right of shareholders to claim the buy-back of shares held by them. Should the aggregate amount of shares in relation to which buy-back is claimed exceed the amount of shares which can be bought back by MTS OJSC, taking in view the restriction set above, shares shall be bought back from shareholders pro rata to the claims filed.

Shares bought back by MTS OHSC shall be placed at the disposal of MTS OJSC.

Mobile TeleSystems Open Joint Stock Company

Board of Directors

Information and Comments on Issues Submitted for Approval

of the Annual General Meeting of Shareholders of

Mobile TeleSystems Open Joint Stock Company

on June 27th, 2008

On the first issue on the agenda:

The procedure for conducting the annual general shareholders meeting

This issue on the agenda is of organizational nature and relates to the procedure for conducting the shareholders meeting.

The Counting Commission shall notify meeting participants of the registration of meeting participants, presence of a quorum and other organizational matters.

Within this issue, the meeting participants shall adopt a resolution on election of the Chairman of the Shareholders Meeting (the Chairman shall be elected from among the persons attending the Shareholders Meeting).

Subject to Item 30.3 of MTS OJSC Charter, the Chairman shall perform the following functions:

•                  conduct the general shareholders meeting;

•                  ensure compliance with the rules of procedure for the general shareholders meeting;

•                  sign the minutes of the general shareholders meeting.

This issue also covers the procedure for summarizing the voting results and announcing resolutions adopted by MTS OJSC annual general shareholders meeting with respect to issues on the agenda of the shareholders meeting.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

1.               Have the following person                                                    elected Chairman of MTS OJSC Annual General Shareholders Meeting.

2.               Voting results and resolutions adopted by MTS OJSC Annual General Shareholders Meeting with respect to issues on the agenda shall be announced at MTS OJSC Annual General Shareholders Meeting.

On the second issue on the agenda:

Approval of MTS OJSC Annual Report, MTS Annual Financial Statements, including MTS OJSC Profit & Loss Report, distribution of MTS OJSC profit and losses based on FY 2007 results (including payment of dividends).

As required by the existing Russian law, the said issue shall be discussed, on an annual basis, at the annual general shareholders meeting.

The following materials were submitted to the Annual General Shareholders Meeting for approval:

•                  MTS OJSC 2007 Annual Report;

•                  MTS 2007 Annual Financial Statements under the Russian Accounting Standards;

•                  MTS OJSC 2007 Profit & Loss Report (Account);

•                  Recommendations of MTS OJSC Board of Directors summarizing the procedure for  distribution of MTS OJSC profit based on FY 2007 results.

Please find attached the Findings of MTS OJSC Auditing Commission and the Report of MTS OJSC’s Auditor (ZAO Deloitte & Touche CIS).

The text of the resolution on this issue also includes a section dealing with the payment of annual dividends on MTS OJSC registered common shares. It is recommended that the amount of annual dividends on MTS OJSC registered common shares be RUR 14.84 per one MTS OJSC registered common share with a par value of RUR 0.1 each. The total amount of MTS OJSC annual dividends shall be RUR 29,580,959,887.92. Annual dividends shall be paid out in cash within the time limit, as set out in MTS OJSC Charter.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Be it resolved that MTS OJSC 2007 Annual Report, MTS 2007 Annual Financial Statements,   MTS OJSC 2007 Profit & Loss Report (Account), the procedure for distribution of MTS OJSC profit, including annual dividends on MTS OJSC registered common shares in the amount of RUR 14.84 per one registered common share with a par value of RUR 0.1 each, be approved. The total amount of MTS OJSC annual dividends shall be RUR 29,580,959,887.92. Annual dividends shall be paid out in cash within the time limit, as set out in MTS OJSC Charter.

On the third issue on the agenda:

Election of members of MTS OJSC Board of Directors

The issue on election of MTS OJSC Board of Directors members is submitted for approval of MTS OJSC General Shareholders Meeting. The powers of the newly elected MTS OJSC Board of Directors members shall be effective until the next MTS OJSC annual general shareholders meeting.

Procedure for adoption of the resolution:

Pursuant to MTS OJSC Charter and the existing Russian law, members of the Board of Directors shall be elected by cumulative voting. In cumulative voting, the number of voting shares owned by each of shareholders shall be multiplied by the number of persons to be elected to MTS OJSC Board of Directors, and a shareholder may cast all votes carried by the shares owned by him in favor of one candidate, or distribute them among two or more candidates. The candidates who receive the greatest number of votes shall be deemed elected to the Board of Directors.

Please find attached information on candidates for the Board of Directors.

In accordance with MTS OJSC Charter, the number of MTS OJSC Board of Directors members shall be fixed by resolution of the general shareholders meeting and may be not less than seven (7). The Annual General Shareholders Meeting on June 29, 2007 made a decision on the number of MTS OJSC Board of Directors members, i.e. decided that the number of MTS OJSC Board of Directors members should be seven.

Draft resolution:

Have the following persons elected members of MTS OJSC Board of Directors:

1.               Anton Vladimirovich Abugov

2.               Alexey Nikolaevich Buyanov

3.               Mohanbir Singh Gyani

4.               Sergey Alexeevich Drozdov

5.               Tatiana Vladimirovna Evtoushenkova

6.               Leonid Adolfovich Melamed

7.               Paul James Ostling

8.               Vitaly Gennadievich Saveliev

On the forth issue on the agenda:

Election of members of MTS OJSC Auditing Commission

The issue of formation of the Auditing Commission in MTS OJSC is submitted to the Annual General Meeting of MTS OJSC Shareholders for approval. The Auditing Commission is an independent continuing body supervising the financial and operational activities of MTS OJSC.

The Auditing Commission shall be elected by the annual general shareholders meeting and retain its powers until the next annual general meeting of MTS OJSC shareholders.

No more than three (3) candidates may be elected to the Auditing Commission, as that is the number of members of the Auditing Commission fixed by resolution of MTS OJSC Annual General shareholders Meeting of June 21, 2002.

Please find attached information on candidates for the Auditing Commission.

Procedure for adoption of the resolution:

Shares owned by MTS OJSC Board of Directors members or MTS OJSC Executive Body (President) may not participate in voting.

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Have the following persons elected members of MTS OJSC Auditing Commission:

1.               Vassily Vassilievich Platoshin

2.               Artem Evgenievich Popov

3.               Mikhail Vladimirovich Tokun

On the fifth issue on the agenda:

Approval of MTS OJSC auditor

The issue of approval of MTS OJSC’s auditor to audit financial and operational activities of MTS OJSC was submitted to the General Meeting of Shareholders for approval.

The auditor shall be approved by the annual general meeting of shareholders on an annual basis.

In accordance with the current law, annual statements of an open joint stock company shall be confirmed by an auditor that has no property interests in the company or the company’s shareholders.

MTS OJSC statements for 2002, 2003, 2004, 2005, 2006 and 2007 were audited by ZAO Deloitte & Touche CIS. MTS OJSC Board of Directors recommended that ZAO Deloitte & Touche CIS  be approved as MTS OJSC auditor.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Be it resolved that the auditing firm ZAO Deloitte & Touche CIS (4/7 Vozdvizhenka St., Moscow, Russian Federation, OGPN 1027700425444) be approved as MTS OJSC auditor.

On the sixth issue on the agenda:

Approval of the Regulations of Remunerations and Compensations Payable to Members of MTS OJSC Board of Directors

The issue of approval of restated Regulations of Remunerations and Compensations Payable to Members of MTS OJSC Board of Directors (the “Regulations”), recommended to be approved by MTS OJSC Board of Directors, is submitted to MTS OJSC General Shareholders meeting for approval. The most recent Regulations were approved by resolution of MTS OJSC Annual General Meeting on June 29, 2007.

The restated Regulations:

•                  stipulate that members of the Board of Directors must conclude Agreements on performance of Board member functions. These Agreements should expressly define the rights and obligations of members of MTS OJSC Board of Directors, as to the management of the Company and receiving a remuneration for their job;

•                  based on world best practices, contain a changed content of motivation and compensation payments to Board members, depending on professional experience of Board members and achievement by the Company of specified financial results.

Please find attached the restated Regulations of Remunerations and Compensations Payable to Members of MTS OJSC Board of Directors.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Be it resolved that the restated Regulations of Remunerations and Compensations Payable to MTS OJSC Board of Directors Members be approved.

Brief information on issues 7-9 on the agenda

List of companies to be merged:

•                  Mobile Communication Systems OJSC (Omsk)

•                  BashCELL CJSC (Republic of Bashkortostan)

MTS OJSC owns 100% of the mentioned subsidiaries’ placed shares that allows MTS OJSC to fully control activities of MCS OJSC and BashCELL CJSC.

The subsidiaries have licenses for providing mobile communication services in some Russian regions, i.e. the Omsk Region and the Republic of Bashkortostan.

The merger of the subsidiaries to MTS OJSC will allow to obtain the following results:

•                  decreased management expenses;

•                  decreased expenses related to organization and conducting business (no necessity to conclude agreements between MTS OJSC and a subsidiary for delivery of equipment, general contract, usage of trade mark, commercial representation and other economic contracts);

•                  decreased expenses related to organization and conducting of a subsidiary’s corporate activity (decisions of shareholders, interaction with the FAS of Russia and the Federal Financial Markets Service of Russia);

•                  simplified scheme of providing mobile communication services by MTS OJSC Branches established in the regions where the subsidiaries operate (without commercial representation agreements);

•                  simplified management structure and higher efficiency of decision-making;

•                  consolidated subsidiaries’ performance indicators in MTS OJSC Russian accounting statements;

•                  subsidiaries integrated into a new organizational management structure of MTS OJSC.

General conditions and procedure for reorganization:

It is proposed that MTS OJSC be organized by merger of Mobile Communication Systems OJSC and BashCELL CJSC, in which MTS OJSC owns 100% of placed shares, into MTS OJSC, with the assignment of all rights and obligations of Mobile Communication Systems OJSC and BashCELL CJSC to MTS OJSC and termination of activity of Mobile Communication Systems OJSC and BashCELL CJSC.

In accordance with the current law, MTS OJSC shall be the successor of all rights and obligations of Mobile Communication Systems OJSC and BashCELL CJSC.

It is proposed that the merger procedure be implemented, as specified in draft resolutions on the merger.

On the seventh issue on the agenda:

Reorganization of MTS OJSC by merger of Mobile Communication Systems Open Joint Stock Company into MTS OJSC, and approval of the Merger Agreement between Mobile Communication Systems OJSC and MTS OJSC.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Have MTS OJSC reorganized by merger into MTS OJSC of its subsidiary Mobile Communication Systems Open Joint Stock Company (Mobile Communication Systems OJSC, legal address:  644010, Russian Federation, Omsk Region, Omsk, Boulevard Martynova: OGRN 1025500973728),   in which MTS OJSC owns 100% of placed shares, with the assignment of all rights and obligations of Mobile Communication Systems OJSC to MTS OJSC and termination of activity of Mobile Communication Systems OJSC.

To state that due to the fact that MTS OJSC owns 100% of the placed shares in Mobile Communication Systems OJSC:

•             the registered common shares in Mobile Communication Systems OJSC (the merging company) owned by MTS OJSC (the surviving company) shall not be converted into shares in MTS OJSC;

•             all registered common shares in Mobile Communication Systems OJSC owned by MTS OJSC and not subject to conversion shall be redeemed at the date of the entry made in the Unified State Register of Legal Entities concerning the termination of the merging company, Mobile Communication Systems OJSC;

•             the charter capital of MTS OJSC and the number and the par value of MTS OJSC shares shall not change in conjunction with the reorganization of MTS OJSC by merger of Mobile Communication Systems OJSC into MTS OJSC;

•             a joint general meeting of MTS OJSC shareholders and Mobile Communication Systems OJSC shareholders shall not be held;

•             a resolution amending the Charter of MTS OJSC to include information on the succession of MTS OJSC to the rights and liabilities of Mobile Communication Systems OJSC shall be adopted at MTS OJSC General Shareholders Meeting and such resolution may be approved concurrently with the adoption by MTS OJSC General Shareholders Meeting of the resolution on reorganization by merger and the resolution approving the Agreement on Merger;

•             MTS OJSC President shall adopt a resolution on reorganization of Mobile Communication Systems OJSC, a resolution on approval by Mobile Communication Systems OJSC of the Agreement on the Merger of Mobile Communication Systems OJSC into MTS OJSC, and a resolution approving the Deed of Transfer of Mobile Communication Systems OJSC.

To entrust MTS OJSC President to take all necessary measures relating to the merger of Mobile Communication Systems OJSC into MTS OJSC and notify the creditors of MTS OJSC of the decision on reorganization.

To approve the Agreement on Merger of Mobile Communication Systems OJSC into MTS OJSC.

On the eighth issue on the agenda:

Reorganization of MTS OJSC by merger of BashCELL Closed Joint Stock Company into MTS OJSC, and approval of the Merger Agreement between BashCELL CJSC and MTS OJSC.

Procedure for adoption of the resolution:

The resolution shall be adopted by a simple majority of votes of shareholders attending the meeting.

Draft resolution:

Have MTS OJSC reorganized by merger into MTS OJSC of its subsidiary BashCELL Closed Joint Stock Company (BashCELL CJSC, legal address: 452920, Russian Federation, Republic of Bashkortostan, Agidel, Pervykh Stroiteley St., 14; OGRN 1020201436639), in which MTS OJSC owns 100% of placed shares, with the assignment of all rights and obligations of BashCELL CJSC to MTS OJSC and termination of activity of BashCELL CJSC.

To state that due to the fact that MTS OJSC owns 100% of the placed shares in BashCELL CJSC:

•             the registered common shares in BashCELL CJSC (the merging company) owned by MTS OJSC (the surviving company) shall not be converted into shares in MTS OJSC;

•             all registered common shares in BashCELL CJSC owned by MTS OJSC and not subject to conversion shall be redeemed at the date of the entry made in the Unified State Register of Legal Entities concerning the termination of the merging company, BashCELL CJSC;

•             the charter capital of MTS OJSC and the number and the par value of MTS OJSC shares shall not change in conjunction with the reorganization of MTS OJSC by merger of BashCELL CJSC into MTS OJSC;

•             a joint general meeting of MTS OJSC shareholders and BashCELL CJSC shareholders shall not be held;

•             a resolution amending the Charter of MTS OJSC to include information on the succession of MTS OJSC to the rights and liabilities of BashCELL CJSC shall be adopted at MTS OJSC General Shareholders Meeting and such resolution may be approved concurrently with the adoption by MTS OJSC General Shareholders Meeting of the resolution on reorganization by merger and the resolution approving the Agreement on Merger;

•             MTS OJSC President shall adopt a resolution on reorganization of BashCELL CJSC a resolution on approval by BashCELL CJSC of the Agreement on the Merger of BashCELL CJSC into MTS OJSC, and a resolution approving the Deed of Transfer of BashCELL CJSC.

To entrust MTS OJSC President to take all necessary measures relating to the merger of BashCELL CJSC into MTS OJSC and notify the creditors of MTS OJSC of the decision on reorganization.

To approve the Agreement on Merger of BashCELL CJSC into MTS OJSC.

On the ninth issue on the agenda:

Amending MTS OJSC Charter

The issue on amending MTS OJSC Charter was submitted to MTS OJSC General Shareholders Meeting for approval.

The necessity to amend MTS OJSC Charter is caused by the fact that, if the shareholders approve the reorganization of MTS OJSC by merger with Mobile Communication Systems OJSC and BashCELL CJSC, a resolution shall be approved on amending MTS OJSC Charter with regard to the insertion of information on MTS OJSC legal succession of rights and obligations of merged companies.

Items relating to MTS OJSC legal succession of rights and obligations of the companies Mobile Communication Systems OJSC and BashCELL CJSC to be merged with MTS OJSC shall be included into MTS OJSC Charter.

Please find attached the amendments to MTS OJSC Charter.

Procedure for adoption of resolutions:

A resolution shall be adopted by three-fourths majority of votes of shareholders attending the meeting.

Draft resolutions:

1.              Have amendments entered into the Charter of MTS OJSC concerning insertion into the Charter of MTS OJSC of the information related to the succession by MTS OJSC of all rights and liabilities of Mobile Communication Systems Open Joint Stock Company after the completion of the reorganization by merger of Mobile Communication Systems Open Joint Stock Company into Mobile TeleSystems Open Joint Stock Company.

2.              Have amendments entered into the Charter of MTS OJSC concerning insertion into the Charter of MTS OJSC of the information related to the succession by MTS OJSC of all rights and liabilities of BashCELL Closed Joint Stock Company after the completion of the reorganization by merger of BashCELL Closed Joint Stock Company into Mobile TeleSystems Open Joint Stock Company.

On the tenth issue on the agenda:

Determination of the total number of MTS OJSC Board of Directors members

In accordance with the Federal Law On Joint Stock Companies (the “Law”), the size of the company’s Board of Directors shall be as set forth in the Charter of the company, or shall be determined by resolution of the general shareholders meeting.

In accordance with existing MTS OJSC Charter, the size of MTS OJSC Board of Directors members shall be determined by resolution of the general shareholders meeting and may be not less than seven (7). The Annual General Shareholders Meeting on June 29, 2007 make a decision on the number of MTS OJSC Board of Directors members, i.e. decided that the number of MTS OJSC Board of Directors members should be seven.

When preparing MTS OJSC Annual General Shareholders Meeting based on 2007 results, the Company received the list of persons entitled to participate in the Annual General Shareholders Meeting. According to this list, the number of MTS OJSC shareholders exceeded ten thousand.

The Board of Directors of a company with over ten thousand shareholders may not have less than nine (9) members, as required by the Law. Thereby, to meet the requirements of the Law, the Company must increase the number of Board members up to nine.

As required by MTS OJSC Charter (Item 31.5), the shareholders of the Company shall be govern, in nominating candidates for the Board of Directors, by the current number of Board members determined by resolution of the General Shareholders Meeting by the time of such nomination. Because the number of the Board of Directors members was seven at the moment of nominating candidates for MTS OJSC Board of Directors, as decided by the General Shareholders Meeting, MTS OJSC shareholders were governed by that same number.

Thus, it does not seem possible to form MTS OJSC Board of Directors of nine members at the present Annual General shareholders Meeting.

To observe shareholders’ legal rights to participate in the management of Company’s affairs, this MTS OJSC Annual General Shareholders Meeting is proposed to decide that the size of MTS OJSC board of Directors should be nine members, for the purpose of subsequent re-election of the Board of Directors at an extraordinary general meeting of MTS OJSC shareholders.

In view of the above, the shareholders are proposed to approve the resolution on determination of the total number of members of MTS OJSC Board of Directors.

Procedure for adoption of resolutions:

A resolution shall be adopted by three-fourths majority of votes of shareholders attending the meeting.

Draft resolution:

Be it resolved that the total number of members of MTS OJSC Board of Directors be nine (9).

OPINION OF THE AUDITING COMMISSION

based on the results of the audit of the 2007 financial and business activities of

Mobile TeleSystems OJSC

Moscow	May 14th, 2008

In compliance with the provisions of Federal Law №208-FZ on Joint Stock Companies dated 26.12.95 and Mobile TeleSystems OJSC Charter, the Auditing Commission consisting of:

V.V. Platoshin

A.E. Popova

M.V. Markina,

carried out a selective audit of the 2007 financial and business activities of  Mobile TeleSystems OJSC (hereinafter referred to as the Company).

The main objectives of the audit were as follows:

•                  To make sure that the main financial indicators of the Company activities, which are reflected in the financial statements, are valid;

•                  To make sure that the decisions and instructions of the management were carried out and the material business processes were conducted with observance of all applicable material requirements;

•                  To make sure that the financial and business operations were carried out with observance of the interests of the company and its shareholders;

•                  To make sure that the internal risk management procedures were developed and applied with sufficient efficiency.

During the period under review:

•                  L.A. Melamed was the President of the Company

•                  I.P. Borisenkova was the Chief Accountant of the Company

This Opinion was prepared based on the results of the selective audit of the 2007 financial and business operations on the basis of the following submitted documents:

•                  Minutes of the Board of Directors meetings;

•                  Approved budget 2007;

•                  Form №1 “Bookkeeping Balance Sheet as at 31.12.2007”, Form №2 “Profit and Loss Report, 2007”, annexes to the annual financial statements (Forms №№3 – 5), Explanatory Note to the Balance Sheet 2007;

•                  Bookkeeping reports 2007 (Trial Balance 2007, Analytic Accounting Statements, etc.);

•                  Tax declarations, 2007;

•                  Business contracts, primary documents, etc.

In 2007, the core activity of the Company was provision of telecommunication services.

The major source of the Company income was revenue from the provision of the following services:

•                  cellular radio telephone services;

•                  communication channel leasing;

•                  local and international telephone communication services;

•                  telematic services;

•                  sales of hand phones and accessories;

•                  sales of equipment;

•                  works as under the construction license.

Major Company financial and economic indicators for 2007:

Revenue from service sales (exclusive of VAT) was RUR 147,303mln, including the following:

Service	Amount, RUR, mln	%
Local communication	52, 554	35.6
Roaming	21, 001	14.2
VAS (content, SMS, MMS, GPRS)	19, 709	13.4
Traffic transmission	17, 125	11.6
Monthly charges	14, 426	9.8
Long-distance communication	14, 202	9.6
Other revenue	8, 287	5.8

The 2007 revenue increased on the y-o-y basis by RUR 31,770mln or 27.5%.

The prime cost of the services sold was RUR 57, 235mln, and on the y-o-y basis, the 2007 prime cost increased by RUR 11, 787mln or 25.9%. The prime cost includes the following expenses:

Expense	Amount, RUR, mln
Expenses relating to service provisioning	54, 908
Sales-related expenses	2, 271
Expenses for construction and installation works, and other	56

The revenue and prime cost growth has been caused, among other reasons, by the subscriber base growth.

Selling expenses were RUR 16, 648mln.

Administrative expenses were RUR 14, 158mln.

Based on the results of the Company’s financial and business activities in 2007, the net profit for 2007 was RUR 37,026 million, i.e. RUR 4932 less vs. the previous year (the growth was 15.3%).

As of December 31, 2007, the Company’s property includes: fixed assets, capital asset, and construction in process, income yielding investments into tangible assets, long-term financial investments, other non-current assets, and current assets.

According to Form No. 1 The Balance Sheet, the total asset increased by 11%, as of December 31, 2007, vs. the beginning of the year and amounted to RUR 219,417 million, including the value of non-current assets of RUR 173,009 million and the value of current assets of RUR 46, 407 million. The total asset increased, particularly, at the expense of increasing the book value of capital assets (for the most part, due to base stations commissioning and buying equipment) and financial investments (mainly due to granting loans and buying securities).

The account receivable decreased by RUR 402 million vs. the beginning of the year, as of December 31, 2007, and amounted to RUR 18,385 million. The trade receivable decreased by RUR 502 million for 2007 and was RUR 9612 million, as of December 31, 2007.

The main major debtors, as of December 31, 2007 (suppliers’ advance payment liability) were:

Name	Amount, million RUR
Advertising agency Maxima OJSC	390
GROSS AG	177
Moscow City Electric Network Company OJSC	117
ATM-TELECOM LLC	83
IT-Center CJSC	83

As at 31.12 2007 the Company had long- term loans and credits liabilities in the amount of  RUR 69,953 million  and  short-term loans and credits liabilities - in  the amount of RUR17,227 million.

The amount of payables as at 31.12.2007 vs. the beginning of the year decreased by 11% and totaled RUR 24, 213 million, including:

•                  liabilities to the supplies and contractors – RUR1 2, 847 million;

•                  liabilities to the staff of the organization – RUR 1,473 million and is current liability;

•                  liabilities to state extra-budgetary funds – RUR 113 million and is a current liability;

•                  liabilities on taxes and dues – RUR 591 million  and is a current liability;

•                  liabilities to other creditors – RUR 9,189 million, including liabilities to buyers and customers on advance payments received – RUR 8, 883 million.

Main major creditors as at 31.12 2007 (liabilities to suppliers and contractors):

Name	Amount, million RUR
SITRONICS Telecom Solutions (Chech Republik)	445
SITRONICS Telecom Solutions CJSC	435
Motorola LTD	336
Nokia Siemens Networks GmbH&Co. KG	196
Acatel-Lucent Deuschland AG	195

The value of net assets for 2007 increased by 23% and as 31.12.2007 totaled RUR 99,830 million (share capital as at 31.12.2007 – RUR 199 million).

On the basis of sample testing, the Auditing Commission came to the conclusion that financial statements of Mobile TeleSystems OJSC for 2007 in general complies with the requirements to the legislative and normative documents.

Recommendations of the MTS OJSC Board of Directors to the Annual General
Shareholders Meeting for FY 2007 Profit Distribution

MTS OJSC FY 2007 PROFIT DISTRIBUTION

PROFIT AND LOSS STATEMENT

2007

Organization: Mobile TeleSystems Open Joint Stock Company

Address: Russian Federation, Moscow, Marksistskaya Street, 4

OGRN index:  1027700149124

Company profile: communication services, construction, agency business

Unit: RUR, thous.

Index	Code	For reporting period	For the similar y-o-y period
1	2	3	4
REVENUE AND EXPENSES FROM ORDINARY OPERATIONS
Goods, products, works and services sales revenue (net) (less value added tax, excise tax and other similar mandatory payments)	010	147 302 825	115 533 261
Prime cost of goods, products, works and services	020	(57 235 364)	(45 448 357)
Gross profit	029	90 067 461	70 084 904
Selling expenses	030	(16 648 241)	(14 452 516)
Administrative expenses	040	(14 157 929)	(10 462 820)
Sales profit	050	59 261 291	45 169 568
OTHER REVENUE AND EXPENSES
Interest receivable	060	1 641 624	534 870
Interest payable	070	(5 574 326)	(5 396 910)
Revenue from participation in other organizations	080	127 346	92 517
Other revenue	090	7 065 667	7 047 182
Other expenses	100	(10 524 187)	(4 232 968)
Profit before taxes	140	51 997 415	43 214 259
Deferred tax assets	141	1 330 102	1 857 584
Deferred tax liabilities	142	(267 437)	(80 032)
Current tax on income	150	(15 261 492)	(12 620 131)
Tax sanctions of prior years	151	(772 994)	(277 665)

NET INCOME FOR THE REPORTING PERIOD	190	37 025 594	32 094 015
FOR REFERENCE
Basic tax assets	200	1 719 447	471 157
Basic and diluted earnings per share, RUR	210	19.06	16.10

THE FUNDS

The Company Reserve Fund has been formed in full, in accordance with the Russian legislation and the Charter of MTS OJSC.

THE DIVIDENDS

The annual dividends on common registered shares of MTS OJSC shall be RUR 14.84(1) per one common registered share of MTS OJSC of par value of RUR 0.1.

The total amount of annual dividends of MTS OJSC is: RUR 29, 580, 959, 887.92.

The annual dividends shall be paid in the form of money within the dates set out in the Charter of MTS OJSC.

FINAL PROFIT AND LOSS DISTRIBUTION

Expense Item	Amount
Net income for 2007	RUR	37, 025, 594, 000.00
Amount to be distributed among the shareholders at the end of FY as the dividends on common registered shares	RUR	29, 580, 959, 887.92

REMUNERATION

The amount equivalent to USD 2, 579, 167, or 0.1254% of US GAAP net income after taxes of MTS OJSC for 2007 shall be allocated for remuneration of MTS OJSC Board of Directors members.

Remuneration to be paid as follows:

Name of MTS OJSC Board of Directors member in 2007-2008	Total remuneration, USD
Vitaly Gennadievich Savelyev	177 083
Sergey Alexeevich Drozdov	325 000
Alexey Nikolayevich Buyanov	385 417
Tatiana Vladimirovna Evtoushenkova	250 000
Mohanbir Singh Gyani	450 000
Paul James Ostling	500 000
Leonid Adolfovich Melamed	250 000
Anton Vladimirovich Abugov	241 667
TOTAL:	2 579 167

Chairman,
MTS OJSC Board of Directors	V.G. Savelyev

President, MTS OJSC	L.A. Melamed

General Accounting Executive, MTS OJSC	I.R. Borisenkova

(1) - USD rate as of 05.05.2008 is 23.7939RUR

Information on the candidates included on the list of nominees for election to the Board of Directors of the Mobile TeleSystems Open Joint Stock Company at the MTS OJSC Annual General  Shareholders Meeting on June 27, 2008

1.               Anton Vladimirovich Abugov, citizen of the Russian Federation

Year of birth: 1976

First Vice President of AFK Sistema OJSC, Chief of Strategy & Development Complex

Nominated by AFK Sistema OJSC owning 636,224,752 registered ordinary shares of MTS OJSC which amounts to 31.92% of MTS OJSC voting shares;

2.               Alexey Nikolaevich Buyanov, citizen of the Russian Federation

Year of birth: 1969

Senior Vice President of AFK Sistema OJSC, Chief of the Finance & Investments Complex

Nominated by AFK Sistema OJSC holding 636,224,752 registered ordinary shares of MTS OJSC or 31.92% of MTS OJSC voting shares.

3.               Sergey Alexeevich Drozdov, citizen of the Russian Federation

Year of birth: 1970

Senior Vice President of AFK Sistema OJSC, Chief of the Property Complex

Nominated by AFK Sistema OJSC holding 636,224,752 registered ordinary shares of MTS OJSC or 31.92% of MTS OJSC voting shares.

4.               Mohanbir Singh Gyani, citizen of the USA

Year of birth: 1951

Member of the Board of Directors of the Keynote Systems, Safeway, Sirf Technology and Union Banc of California companies; member of the Board of Directors of several private and non-commercial companies

Nominated by AFK Sistema OJSC holding 636,224,752 registered ordinary shares of MTS OJSC or 31.92% of MTS OJSC voting shares.

5.               Tatiana Vladimirovna Evtoushenkova, citizen of the Russian Federation

Year of birth: 1976

Adviser to the President of  MTS OJSC

Nominated by AFK Sistema OJSC holding 636,224,752 registered ordinary shares of MTS OJSC or 31.92% of MTS OJSC voting shares.

6.               Leonid Adolfovich Melamed, citizen of the Russian Federation

Year of birth: 1967

President and CEO of MTS OJSC

Nominated by AFK Sistema OJSC holding 636,224,752 registered ordinary shares of MTS OJSC or 31.92% of MTS OJSC voting shares.

7.               Paul James Ostling, citizen of the USA

Year of birth: 1948

President of KUNGUR Oilfield Equipment & Services, Chairman of the Audit Committee of United Services Organization, Chairman of the Financial Committee of the Business

Council for International Understanding (BCIU) and the Deputy Chairman of the Board of Directors of Cool nrg.

Nominated by AFK Sistema OJSC holding 636,224,752 registered ordinary shares of MTS OJSC or 31.92% of MTS OJSC voting shares.

8.               Vitaly Gennadievich Saveliev, citizen of the Russian Federation

Year of birth: 1954

First Vice-President of AFK Sistema OJSC – Chief of the Telecommunication Assets Development Complex – Sistema Telecom

Nominated by AFK Sistema OJSC holding 636,224,752 registered ordinary shares of MTS OJSC or 31.92% of MTS OJSC voting shares.

When considering this issue, shareholders shall take into consideration that members of MTS OJSC Board of Directors are elected by cumulative voting. In cumulative voting, each MTS OJSC voting share accounts for the number of votes equal to the total number of MTS OJSC Board of Directors members (7 Board members).

Candidates’ consent to be elected to MTS OJSC Board of Directors is present.

The shareholder may cast all votes relating to shares held by him (or her) for a single candidate or distribute the votes among various candidates to MTS OJSC Board of Directors.

Candidates who received the largest number of votes, shall be deemed elected to MTS OJSC Board of Directors.

Information on the candidates included on the list of nominees for election to the Auditing
Commission of the Mobile TeleSystems Joint Stock Company at the MTS OJSC

Annual General  Shareholders Meeting on June 27, 2008

1.               Vassily Vassilievich Platoshin, citizen of the Russian Federation

Year of birth: 1965

Chief Accountant – Director of the Accounting and Reporting Department of the Finance & Investments Complex of AFK Sistema OJSC

Nominated by AFK Sistema OJSC holding 636,224,752 registered ordinary shares of MTS OJSC or 31.92% of MTS OJSC voting shares.

2.               Artem Evgenievisch Popov, citizen of the Russian Federation

Year of birth: 1979

Executive Director of Financial Planning & Budget Department of the Finance & Investments Complex of AFK Sistema OJSC

Nominated by AFK Sistema OJSC holding 636,224,752 registered ordinary shares of MTS OJSC or 31.92% of MTS OJSC voting shares.

3. Michael Vladimirovich Tokun, citizen of the Russian Federation

Year of birth: 1958

Head of Expertise and Methodology Division of Internal Control and Audit Department of AFK Sistema OJSC

Nominated by AFK Sistema OJSC holding 636,224,752 registered ordinary shares of MTS OJSC or 31.92% of MTS OJSC voting shares.

Candidates’ consent to be elected to MTS OJSC Auditing Commission is present.

When considering this issue, shareholders shall take into consideration that no more that three candidates can be elected the members of the Auditing Commission; the number of Commission members was approved by the resolution of the Annual General Meeting of MTS OJSC Shareholders on June 21, 2002.

Summary of MTS OJSC’s net assets as of March 31, 2008

CALCULATION OF MTS OJSC NET ASSETS

In thousand of RUR

Indicator	Balance sheet line code	As of the start of the period	As of the end of the period
1. Assets
1. Intangible assets	110	563 630	544 158
2. Fixed assets	120	60 374 486	62 009 616
3. Construction in progress	130	38 567 084	35 770 253
4. Earning investments in tangible values	135	402 549	370 901
5. Long-term and short-term financial investments*(1)	140+250-252	65 846 429	73 245 283
6. Other non-current assets*(2)	145+150	20 653 575	22 704 954
7. Inventories	210	6 165 978	7 627 890
8. Value added tax on acquisitions	220	4 283 270	3 715 956
9. Accounts receivable*(3)	230+240-244	18 384 672	18 593 521
10. Monetary assets	260	1 705 948	1 087 555
11. Other current assets	270	2 468 673	2 732 782
12. Total assets taken into account (1-11)		219 416 294	228 402 869

2. Liabilities
13. Long-term liabilities on borrowings and loans	510	69 953 049	65 856 107
14. Other long-term liabilities*(4), *(5)	515+520	857 386	972 345
15. Short-term liabilities on borrowings and loans	610	17 227 493	10 496 141
16. Accounts payable	620	24 213 481	31 241 522
17. Income payable to the participants (founders)	630	19 654	18 617
18. Reserves for deferred expenses	650	7 315 370	8 419 433
19. Other short-term liabilities *(5)
20. Total liabilities taken into account (13-19)		119 586 433	117 004 165
21. Total net assets (total assets, p. 12 minus total liabilities, p. 20)		99 829 861	111 398 704

*(1) excluding the actual expenses for the redemption of own stock from the shareholders

*(2) including deferred tax assets

*(3) excluding the debt of the participants (founders) as for assessed contribution

*(4) including deferred tax liabilities

*(5) In these data concerning the other long-term and short-term liabilities, are given the sums of reserves created in accordance with the set procedure and in connection with the conditional liabilities and termination of activities.

Vice-President for finance and investments, MTS OJSC	V. V. Rozanov

Chief Accountant, MTS OJSC	I. R. Borisenkova

SUBSTANTIATION

of the terms and conditions and procedure for reorganization of the Mobile TeleSystems Open Joint Stock Company (MTS OJSC)

by merger with subsidiary companies

The list of merged companies:

•                  Mobile Communication Systems OJSC (Omsk);

•                  BashCELL CJSC (Republic of Bashkortostan).

MTS OJSC holds 100% of the placed shares of the abovementioned subsidiaries, which allows MTS OJSC full control over the activities of its subsidiaries.

The subsidiaries have got licenses for provision of cellular communication services in a number of regions of Russia: the Omsk region and Republic of Bashkortostan.

The merger of subsidiaries with MTS OJSC will make it possible to achieve the following results:

•                  to reduce management expenses;

•                  to reduce expenses on the organization and conduct of business operations (it is not required to conclude agreements between MTS OJSC and its subsidiary on delivery of equipment, general sub-contraction, use of the trademark, commercial representation and other economic agreements);

•                  to reduce expenses on the organization and conduct of corporate activities of the subsidiary (shareholder decisions, interaction with the Federal Antimonopoly Service of Russia and Federal Service for Financial Markets of Russia);

•                  to simplify the procedure for provision of cellular communication services by MTS OJSC Branches, which were established in the regions, where the subsidiaries carry out their activities (without concluding the agreements of commercial representation);

•                  to simplify the management structure and to speed up decision-making procedures;

•                  to consolidate subsidiaries’ performance indicators in the MTS OJSC Russian accounting system;

•                  to integrate subsidiaries in the new MTS OJSC management organization structure.

Basic terms and conditions and procedure for reorganization:

It is proposed to reorganize MTS OJSC by merger with its subsidiaries, 100% share of which belongs to MTS OJSC, to assign all rights and obligations of the subsidiaries to MTS OJSC and to terminate the activities of the subsidiaries.

According to the existing legislation MTS OJSC shall be the legal successor of the subsidiaries with respect to all their rights and obligations.

Due to the fact that MTS OJSC is the holder of 100% of the placed shares of the subsidiaries, and the President of MTS OJSC (the individual executive body) makes decisions on all issues within the terms of reference of the subsidiaries’ general shareholders meetings, it seems expedient to perform the following merger procedure:

•                  Common registered shares of subsidiaries that are held by MTS OJSC, shall not be converted into the shares of MTS OJSC, with which the subsidiaries are merged  ;

•                  All common registered shares of the subsidiaries, that are held by MTS OJSC and are not subject to conversion, shall be redeemed on the date when an entry regarding  the termination of activities of the merged subsidiaries is made in the register;

•                  The MTS OJSC Charter Capital, the number and par value of MTS OJSC shares shall not change, when MTS OJSC is reorganized by merger with the subsidiaries;

•                  A joint general meeting of the MTS OJSC shareholders and the shareholder of the subsidiaries, which is MTS OJSC itself, shall not be held;

•                  A resolution on the introduction of amendments and additions to the MTS OJSC Charter, including the information that MTS OJSC is the legal successor of the subsidiaries with respect to their rights and obligations, shall be adopted at the MTS OJSC General Shareholders Meeting together with the adoption by the MTS OJSC General Shareholders Meeting of the resolution on the reorganization by merger and approval of the Merger Agreement;

•                  The President of MTS OJSC shall approve the decision on the reorganization of the subsidiaries, decision on the approval by the subsidiaries of the merger of the subsidiaries with MTS OJSC and decision on the approval of the assignment deed of the subsidiaries.

Omega Firm LLC

127486, Russian Federation, Moscow, Deguninskaya St., 1, Bld.  3 Tel.:  (495) 626-8837

License No. 005294 of October 28, 2002

April 11, 2008

To: Maxim Alexandrovich Kalinin,

Director for Corporate Management,

MTS OJSC

Dear Maxim Alexandrovich,

Pursuant to the Corporate Valuation Contract, the Omega Firm LLC has evaluated the market value of one common registered uncertified share as part of minority stock of MTS OJSC. The valuation is dated April 04, 2008. The valuation report contains the detailed analysis and cost estimate of a share of the company being valuated. The valuation phases described in the report cannot be considered separately, and shall be handled collectively with all assumptions and restrictions thereof. The investigation and the analysis conducted allow the following conclusion:

The market value of one common registered uncertified share as part of minority stock of MTS OJSC as of the date of valuation, with regard to the restrictions and assumptions, is:

RUR 295

RUR TWO HUNDRED NINETY FIVE.

This report contains the collected information, description of investigation phases and the conclusions made. No audit or other examination of the information presented and used hereof was conducted. The Valuator considered the information submitted by the Customer to be true. In addition, the report includes the guarantee of the Valuator’s neutrality and independency, as well as the restricting conditions and assumptions made.

The valuation was conducted and the report executed in conformity with the Federal Law No. 135-FZ “Valuation in the Russian Federation” dated July 29, 1998, Federal Valuation Standards (FSO No. 1, 2 and 3), binding for application in the valuation process, which were approved by the Order of the Ministry of Economic Development and Trade No. 254, 255 and 256 dated July 20, 2007.

Sincerely,

A.S. Vozdvizhensky,

CEO,

Omega Firm LLC

Report No. 2739-08 on Valuation of Market Value of one common registered uncertifie share as part of minority stock of MTS OJSC

APPROVED

By the resolution of the Extraordinary
General Shareholders Meeting
of the Mobile TeleSystems
Open Joint Stock Company,
June 27, 2008, Minutes No.

ALTERATIONS AND AMENDMENTS

TO THE CHARTER OF

Mobile TeleSystems Open Joint Stock Company

Moscow	June 27, 2008

To add the following paragraphs to Article 1.10 of the Charter:

“27. The Company is a full legal successor to all rights and obligations of the Mobile Communication Systems Open Joint Stock Company (registered on September 17, 1996 with the Omsk Registration Chamber under the number of 38608040 and entered into the Consolidated State Register of Legal Entities on September 02, 2002 by the Inspectorate No.2 of the Russian Federation’s Ministry for Taxes and Levies for Omsk Central Administrative District under the Primary state registration number of 1025500973728), which was reorganized by way of merger with the Mobile TeleSystems Open Joint Stock Company.

28. The Company is a full legal successor to all rights and obligations of the BashCEL Closed Joint Stock Company (registered on November 28, 1997 with the State Registration Chamber at the Republic of Bashkortostan’s Ministry of External Relations under the number of 80/083-ю, and entered into the Consolidated State Register of Legal Entities on June 28, 2002 by the Inspectorate of the Russian Federation’s Ministry for Taxes and Levies for Agidel, Republic of Bashkortostan under the Primary state registration number of 1020201436639), which was reorganized by way of merger with the Mobile TeleSystems Open Joint Stock Company”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: June 9, 2008